Exhibit 99.1

Samco Shipholding Pte Ltd and its subsidiaries
Consolidated Financial Statements
Years ended 31 December 2013 and 2012

© 2013 KPMG LLP (Registration No. T08LL1267L), an accounting limited liability partnership registered in Singapore under the Limited Liability Partnership Act (Chapter 163A) and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Independent Auditors’ Report

The Board of Directors and Shareholders
Samco Shipholding Pte Ltd.:

We have audited the accompanying consolidated statements of financial statements of Samco Shipholding Pte Ltd (the Company) and its subsidiaries, which comprise of the consolidated statements of financial position as of 31 December 2013 and 2012, and 1 January 2012 and the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows for the years ended 31 December 2013 and 2012, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements In accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement to the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to  design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

© 2013 KPMG LLP (Registration No. T08LL1267L), an accounting limited liability partnership registered in Singapore under the Limited Liability Partnership Act (Chapter 163A) and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

1

Samco Shipholding Pte Ltd and its subsidiaries

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Samco Shipholding Pte Ltd and its subsidiaries as of 31 December 2013 and 2012, and 1 January 2012, and the results of their operations and their cash flows for the years ended 31 December 2013 and 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

As further described in Note 22 to the consolidated financial statements, on 28 May 2014, the shareholders of the Company entered into an agreement summarized in a term sheet for the entire issued and alloted share capital of the Company to be acquired by DHT Holdings, Inc. (“DHT”), a company incorporated in the Marshall Islands (the “Business Combination”). Consummation of the Business Combination is subject to certain conditions, including fund raising by DHT, regulatory approvals and third party consents.  The accompanying consolidated financial statements of the Company do not include any adjustments that might result from consummation of the Business Combination. Our opinion is not modified with respect to this matter.

/s/ KPMG LLP

KPMG LLP

Singapore
9 September 2014

2

Samco Shipholding Pte Ltd and its subsidiaries

Consolidated statements of financial position As at 31 December 2013 and 2012, and 1 Janaury 2012 (In thousands of US$)

	Note	31 December 2013	31 December 2012	1 January 2012
ASSETS
Non-current assets:
Property, plant and equipment	5	544,574	603,601	603,201
Investment in Associate	6	790	743	621
Investment in Joint venture	7	45	1,046	6,101
Total non-current assets		545,409	605,390	609,923

Current assets:
Asset held for sale	5	–	37,046	–
Inventories		1,859	2,997	6,340
Trade and other receivables	8	13,070	25,469	11,854
Cash and cash equivalents	9	53,608	33,798	21,516
Total current assets		68,537	99,310	39,710
Total assets		613,946	704,700	649,633

EQUITY
Share capital	10	51,626	51,100	31,100
Retained earnings		216,923	214,702	242,805
Reserves and other capital	11	(10,936)	(21,429)	(19,638)
Total equity		257,613	244,373	254,267

LIABILITIES Non-current liabilities:
Loans and borrowings	12	305,511	389,822	324,849
Derivative financial liabilities		9,815	16,730	17,407
Total non-current liabilities		315,326	406,552	342,256

Current liabilities:
Trade and other payables	13	10,225	12,492	18,084
Loans and borrowings	12	26,295	34,969	31,190
Derivative financial liabilities		4,487	6,314	3,836
Total current liabilities		41,007	53,775	53,110
Total liabilities		356,333	460,327	395,366

Total equity and liabilities		613,946	704,700	649,633

The accompanying notes form an integral part of these consolidated financial statements.

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Samco Shipholding Pte Ltd and its subsidiaries

Consolidated statements of profit or loss and other comprehensive income/(loss) Years ended 31 December 2013 and 2012 (In thousands of US$)

	Note	2013	2012

Revenue	14	78,401	95,616
Insurance claim income	15	–	2,040
Vessel operating expenses		(28,327)	(46,249)
Staff costs		(2,508)	(2,510)
Depreciation	5	(24,781)	(29,809)
Impairment losses	5	–	(35,461)
Reversal of impairment losses	5	–	9,038
Gain/(Loss) on disposal of property, plant and equipment		74	(188)
Other operating expenses		(495)	(648)
Operating profit (loss)		22,364	(8,171)

Finance income		206	90
Finance costs		(20,636)	(19,568)
Net finance costs	16	(20,430)	(19,478)
Profit / (Loss) before tax, share of associate and joint venture		1,934	(27,649)

Share of profit of associate, net of tax		303	313
Share of loss of joint venture, net of tax		(1)	(761)
Profit/(Loss) before tax		2,236	(28,097)
Income tax expense	17	(15)	(6)
Profit/(Loss) for the year		2,221	(28,103)

Items that are or may be reclassified subsequently to profit or loss
Effective portion of changes in fair value of cash flow hedges	10,526	(1,801)
Exchange (loss)/gain on translation of foreign currency denominated associate	(33)	10
Other comprehensive income / (loss) for the year, net of tax	10,493	(1,791)
Total comprehensive income / (loss) for the year	12,714	(29,894)

The accompanying notes form an integral part of these consolidated financial statements.

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Samco Shipholding Pte Ltd and its subsidiaries

Consolidated statement of changes in equity
Years ended 31 December 2013 and 2012
(In thousands of US$)

	Share capital	Other capital	Hedging reserve	Foreign currency translation reserve	Retained earnings	Total equity

At 1 January 2012	31,100	1,608	(21,243)	(3)	242,805	254,267

Total comprehensive income/ (loss)
Loss for the year	–	–	–	–	(28,103)	(28,103)
Other comprehensive income / (loss)	–	–	(1,801)	10	–	(1,791)
Total comprehensive income / (loss) for the year	–	–	(1,801)	10	(28,103)	(29,894)

Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Issuance of shares	20,000	–	–	–	–	20,000
Total transactions with owners	20,000	–	–	–	–	20,000
At 31 December 2012	51,100	1,608	(23,044)	7	214,702	244,373

The accompanying notes form an integral part of these consolidated financial statements.

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Samco Shipholding Pte Ltd and its subsidiaries

Consolidated statement of changes in equity (cont’d) Years ended 31 December 2013 and 2012 (In thousands of US$)

	Share capital	Other capital	Hedging reserve	Foreign currency translation reserve	Retained earnings	Total equity

At 31 December 2012	51,100	1,608	(23,044)	7	214,702	244,373

Total comprehensive income
Profit for the year	–	–	–	–	2,221	2,221
Other comprehensive income / (loss)	–	–	10,526	(33)	–	10,493
Total comprehensive income / (loss) for the year	–	–	10,526	(33)	2,221	12,714

Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Issuance of shares	526	–	–	–	–	526
Total transactions with owners	526	–	–	–	–	526
At 31 December 2013	51,626	1,608	(12,518)	(26)	216,923	257,613

The accompanying notes form an integral part of these consolidated financial statements.

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Samco Shipholding Pte Ltd and its subsidiaries

Consolidated statement of cash flows
Years ended 31 December 2013 and 2012
(In thousands of US$)

	Note	2013	2012

Cash flows from operating activities
Profit/(Loss) for the year		2,221	(28,103)
Adjustments for:
Depreciation of property, plant and equipment	5	24,781	29,809
(Gain)/Loss on disposal of property, plant and equipment		(74)	188
Impairment loss	5	–	35,461
Reversal of impairment loss	5	–	(9,038)
Share of profit of associate		(303)	(313)
Share of loss of joint venture		1	761
Net finance expenses	16	20,430	19,478
Tax expense	17	15	6
		47,071	48,249
Changes in working capital:
Inventories		1,138	3,343
Trade and other receivables		12,411	(13,574)
Trade and other payables		(667)	(3,364)
Cash generated from operations		59,953	34,654
Tax paid		(5)	(1)
Net cash from operating activities		59,948	34,653

Cash flows from investing activities
Interest received		160	46
Drydocking costs paid		–	(9,994)
Purchase of property, plant and equipment		(95)	(112,625)
Proceeds from disposal of vessels		71,462	25,306
Distribution by associate		223	201
Distribution by joint venture		1,000	4,294
Deposits pledged		1,342	(276)
Net cash from/(used in) investing activities		74,092	(93,048)

Cash flows from financing activities
Interest paid		(19,263)	(18,411)
Repayments of borrowings		(94,151)	(85,238)
Proceeds from borrowings		–	154,050
Proceeds from issue of share capital		526	20,000
Net cash (used in)/from financing activities		(112,888)	70,401

Net increase/(decrease) in cash and cash equivalents		21,152	12,006
Cash and cash equivalents at 1 January		27,856	15,850
Cash and cash equivalents	9	49,008	27,856

The accompanying notes form an integral part of these consolidated financial statements.

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Samco Shipholding Pte Ltd and its subsidiaries

Notes to the consolidated financial statements

1	Domicile and activities

Samco Shipholding Pte Ltd is incorporated in the Republic of Sinapore and has its registered office at 80 Raffles Place, #32-01 UOB Plaza 1, Singapore 048624.

The principal activities of the Company are those of investment holding whilst those of the subsidiaries are ship owning, operating and chartering.  The consolidated financial statements relate to the Company and its subsidiaries and the group’s interests in the joint venture and associate (together referred to as the “Group”).

2	Basis of preparation

2.1	Statement of compliance

The accompanying consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by International Accounting Standards Board (“IASB”). The consolidated financial statements were authorised for issue by the Company’s board of directors on 9 September 2014.

The accompanying consolidated financial statements are the Group’s first consolidated financial statements prepared in accordance with IFRS and are covered under IFRS 1, “First Time Adoption of IFRS”.  The transition to IFRS has been carried out from the accounting principles generally accepted in Singapore (“Singapore Financial Reporting Standards” also referred as “SFRS”, which have been considered as the previous generally accepted accounting principles as per IFRS 1).

The accompanying consolidated financial statements are not intended to replace or amend the audited statutory financial statements of the Company that were presented in accordance with SFRS and have already been issued.

2.2	Basis of measurement

The financial statements have been prepared on the historical cost basis except as disclosed in the accounting policies set out below.

2.3	Functional and presentation currency

These financial statements are presented in United States (“US”) Dollars, which is the Company’s functional currency. All financial information presented in US dollars has been rounded to the nearest thousand, unless otherwise stated.

FS6

2.4	Use of estimates and judgements

In preparating the consolidated financial statements,  management has made judgements, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognised prospectively.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

■ Note 5	–	impairment assessment, depreciation, useful lives and residual values of property, plant and equipment

Judgments

In the process of applying the Group’s accounting policies, management has made the following judgments which have the most significant effect on the amounts recognised in the financial statements:

Commercial pool

In 2012, the Group entered into the Nova Tankers – VLCC Pool Arrangement (“the Pool”).

The Pool is a joint marketing arrangement through which several shipowners market their ships. For vessels operating in the Pool, revenues and voyage expenses are pooled and the resulting net pool revenues are allocated to the pool participants according to an agreed formula.  The formula allocates net Pool revenues to Pool participants on the basis of the number of days a vessel operates in the Pool with weighting adjustments made to reflect differing capacities and performance capabilities.  Revenue generated from the Pool is recognised on a net basis. The Group has considered it appropriate to present this type of arrangement on a net basis in the income statement.

Impairment

Each of the Group’s vessels have been viewed a separate Cash Generating Unit (CGU) as the vessels have cash inflows that are largely independent of the cash inflows from other assets and therefore can be subject to a value in use analysis.

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Samco Shipholding Pte Ltd and its subsidiaries

3	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements, and have been applied consistently by Group entities.

3.1	Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Group.  The Group controls an entity when it is exposed to or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

Acquisitions from entities under common control

Business combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Group are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose comparatives are restated.  The assets and liabilities acquired are recognised at the carrying amounts recognised previously in the Group controlling shareholder’s consolidated financial statements.  The components of equity of the acquired entities are added to the same components within Group equity and any gain/loss arising is recognised directly in equity as “Other Capital”  See Note 11.

Loss of control

Upon the loss of control, the Group derecognises the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary.  Any surplus or deficit arising on the loss of control is recognised in profit or loss.  If the Group retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost.  Subsequently, it is accounted for as an equity-accounted investee or as an available-for-sale financial asset depending on the level of influence retained.

Investments in associate and jointly controlled entity (equity-accounted investees)

Associates are those entities in in which the Group has significant influence, but not control or joint control, over the financial and operating policies of these entities.  Significant influence is presumed to exist when the Group holds 20% or more of the voting power of another entity.  A joint ventue is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

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Samco Shipholding Pte Ltd and its subsidiaries

Investments in associates and joint ventures are accounted for using the equity method. They are recognised initially at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income of the equity-accounted investees, after adjustments to align the accounting policies of the equity-accounted investees with those of the Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases.

When the Group’s share of losses exceeds its interest in an equity-accounted investee, the carrying amount of the investment, together with any long-term interests that form part thereof, is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Group has an obligation to fund the investee’s operations or has made payments on behalf of the investee.

Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.  Unrealised gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee.  Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

3.2	Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions.  Monetary assets and liabilities denominated in foreign currencies at the end of the reporting period are retranslated to the functional currency at the exchange rate at that date.  The foreign currency gain or loss on monetary items is the difference between amortised cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortised cost in foreign currency translated at the exchange rate at the end of the year.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.  Non-monetary items in a foreign currency that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction.  Foreign currency differences arising on retranslation are recognised in profit or loss and included within finance income or finance expense, except for the following differences which are recognised in other comprehensive income arising on the retranslation of:

●	a financial liability designated as a hedge of the net investment in a foreign operation to the extent that the hedge is effective; or

●	qualifying cash flow hedges to the extent the hedge is effective.

FS9

Samco Shipholding Pte Ltd and its subsidiaries

Foreign operations

The assets and liabilities of foreign operations, excluding goodwill and fair value adjustments arising on acquisition, are translated to Singapore dollars at exchange rates at the end of the reporting period.  The income and expenses of foreign operations are translated to Singapore dollars at exchange rates at the dates of the transactions.  Goodwill and fair value adjustments arising on the acquisition of a foreign operation on or after 1 January 2005 are treated as assets and liabilities of the foreign operation and are translated at the exchange rates at the end of the reporting period.  For acquisitions prior to 1 January 2005, the exchange rates at the date of acquisition were used.

Foreign currency differences are recognised in other comprehensive income, and presented in the foreign currency translation reserve (translation reserve) in equity.  However, if the foreign operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests.  When a foreign operation is disposed of such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal.  When the Group disposes of only part of its interest in a subsidiary that includes a foreign operation while retaining control, the relevant proportion of the cumulative amount is reattributed to non-controlling interests.  When the Group disposes of only part of its investment in an associate or jointly controlled entity that includes a foreign operation while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely to occur in the foreseeable future, foreign exchange gains and losses arising from such a monetary item that are considered to form part of a net investment in a foreign operation are recognised in other comprehensive income, and are presented in the translation reserve in equity.

3.3	Financial instruments

Non-derivative financial assets

The Group initially recognises loans and receivables and deposits on the date that they are originated.  All other financial assets (including assets designated at fair value through profit or loss) are recognised initially on the trade date, which is the date that the Group becomes a party to the contractual provisions of the instrument.

The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.  Any interest in transferred financial assets that is created or retained by the Group is recognised as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

The Group classifies non-derivative financial assets into the following categories: loans and receivables.

FS10

Samco Shipholding Pte Ltd and its subsidiaries

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market.  Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortised cost using the effective interest method, less any impairment losses.

Loans and receivables comprise cash and cash equivalents, and trade and other receivables.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and bank deposits.  Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the cash flow statement.

Non-derivative financial liabilities

The Group initially recognises debt securities issued and subordinated liabilities on the date that they are originated.  Financial liabilities for contingent consideration payable in a business combination are recognised at the acquisition date.  All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognised initially on the trade date, which is the date that the Group becomes a party to the contractual provisions of the instrument.

The Group derecognises a financial liability when its contractual obligations are discharged, cancelled or expire.

Financial liabilities for contingent consideration payable in a business combination are initially measured at fair value.  Subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

The Group classifies non-derivative financial liabilities into the other financial liabilities category.  Such financial liabilities are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortised cost using the effective interest method.

Other financial liabilities comprise loans and borrowings, and trade and other payables.

Equity

Ordinary shares

Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

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Samco Shipholding Pte Ltd and its subsidiaries

Derivative financial instruments, including hedge accounting

The Group holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures.  Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

On initial designation of the derivative as the hedging instrument, management formally documents the relationship between the hedging instrument and the hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship.  Management makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, of whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to the hedged risk, and whether the actual results of each hedge are within a range of 80%-125%.  For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported profit or loss.

Derivatives are recognised initially at fair value; any attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognised in other comprehensive income and presented in the hedging reserve in equity.  Any ineffective portion of changes in the fair value of the derivative is recognised immediately in profit or loss.

When the hedged item is a non-financial asset, the amount accumulated in equity is retained in other comprehensive income and reclassified to profit or loss in the same period or periods during which the non-financial item affects profit or loss. In other cases as well, the amount accumulated in equity is reclassified to profit or loss in the same period that the hedged item affects profit or loss.  If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the balance in equity is reclassified to profit or loss.

3.4	Property, plant and equipment

Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

FS12

Samco Shipholding Pte Ltd and its subsidiaries

The gain or loss on disposal of an item of property, plant and equipment (calculated as the difference between the net proceeds from disposal and the carrying amount of the item) is recognised in profit or loss.

Subsequent costs

The cost of replacing a component of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Group, and its cost can be measured reliably.  The carrying amount of the replaced component is derecognised.  The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

Depreciation

Depreciation is based on the cost of an asset less its residual value.  Significant components of individual assets are assessed and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately.

Depreciation is recognised as an expense in profit or loss on a straight-line basis over the estimated useful lives of each component of an item of property, plant and equipment, unless it is included in the carrying amount of another asset.  Vessels under construction are not depreciated.

Depreciation is recognised from the date that the property, plant and equipment are installed and are ready for use, or in respect of internally constructed assets, from the date that the asset is completed and ready for use.

The estimated useful lives for the current and comparative years are as follows:

Vessels

●	new vessel	25 years
●	second hand vessel	25 years, based on remaining useful life at date of purchase
●	drydocking costs	2.5 - 5 years, depending on the nature of work undertaken

Furniture and fittings	5 years
Computer and office equipment	4 -5 years

Depreciation methods, useful lives and residual values are reviewed by management at the end of each reporting period and adjusted if appropriate.

3.5	Inventories

Inventories comprise consumables, lubricant oils and bunkers which are measured at the lower of the cost of purchase (including cost incurred in bringing the stocks to their present location and condition) and net realizable value.  The cost of inventories is based on the first-in-first-out principle.

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Samco Shipholding Pte Ltd and its subsidiaries

3.6	Impairment

Loans and receivables

Management considers evidence of impairment for loans and receivables at both a specific asset and collective level.  All individually significant loans and receivables and held-to-maturity investment securities are assessed for specific impairment.  All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified.  Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together loans and receivables with similar risk characteristics.

In assessing collective impairment, management uses historical trends of the probability of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows, discounted at the asset’s original effective interest rate.  Losses are recognised in profit or loss and reflected in an allowance account against loans and receivables.  Interest on the impaired asset continues to be recognised.  When a subsequent event (e.g. repayment by a debtor) causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.  For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.  An impairment loss is recognised if the carrying amount of an asset or its related cash-generating unit (CGU) exceeds its estimated recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.  For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.  CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes.  Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination.

The Group’s corporate assets do not generate separate cash inflows and are utilised by more than one CGU.  Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

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Samco Shipholding Pte Ltd and its subsidiaries

Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed.  In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Goodwill that forms part of the carrying amount of an investment in an associate is not recognised separately, and therefore is not tested for impairment separately.  Instead, the entire amount of the investment in an associate is tested for impairment as a single asset when there is objective evidence that the investment in an associate may be impaired.

3.7	Assets held for sale

Vessels which are agreed to be sold during the year but are delivered to their buyers after the end of the year are classified as assets held for sale. These are measured in accordance with the Group’s accouting policies at their recoverable amount and any resulting impairment is recognised in profit or loss.

3.8	Employee benefits

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts.  Obligations for contributions to defined contribution pension plans are recognised as an employee benefit expense in profit or loss in the periods during which related services are rendered by employees.

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.  A liability is recognised for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

3.9	Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognised as finance cost.

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Samco Shipholding Pte Ltd and its subsidiaries

3.10	Revenue

Charter revenue

Revenue from the charter of vessels is recognised on a straight line basis over the period of charter provided it is probable that the economic benefits will flow to the Group, and that the revenue and costs, if applicable, can be measured reliably.

3.11	Lease payments

Payments made under operating leases are recognised in profit or loss on a straight-line basis over the term of the lease.  Lease incentives received are recognised as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability.  The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

Determining whether an arrangement contains a lease

At inception of an arrangement, management determines whether such an arrangement is or contains a lease.  This will be the case if the following two criteria are met:

●	the fulfilment of the arrangement is dependent on the use of that specific asset or assets; and

●	the arrangement contains a right to use the asset(s).

At inception or upon reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values.  If management concludes for a finance lease that it is impracticable to separate the payments reliably, then an asset and a liability are recognised at an amount equal to the fair value of the underlying asset.  Subsequently, the liability is reduced as payments are made and an imputed finance charge on the liability is recognised using the Group’s incremental borrowing rate.

3.12	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, fair value gains on financial assets at fair value through profit or loss, gains on the remeasurement to fair value of any pre-existing interest in an acquiree in a business combination, gains on hedging instruments that are recognised in profit or loss and reclassifications of net gains previously recognised in other comprehensive income.  Interest income is recognised as it accrues in profit or loss, using the effective interest method.  Dividend income is recognised in profit or loss on the date that the Group’s right to receive payment is established, which in the case of quoted securities is normally the ex-dividend date.

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Samco Shipholding Pte Ltd and its subsidiaries

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions and deferred consideration, losses on disposal of available-for-sale financial assets, dividends on preference shares classified as liabilities, fair value losses on financial assets at fair value through profit or loss and contingent consideration, impairment losses recognised on financial assets (other than trade receivables), losses on hedging instruments that are recognised in profit or loss and reclassifications of net losses previously recognised in other comprehensive income.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognised in profit or loss using the effective interest method.

Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either finance income or finance cost depending on whether foreign currency movements are in a net gain or net loss position.

3.13	Income tax

Income tax expense comprises current and deferred tax.  Current tax and deferred tax is recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Deferred tax is not recognised for:

●	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

●
temporary differences related to investments in subsidiaries, associates and jointly controlled entities to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future; and

●	taxable temporary differences arising on the initial recognition of goodwill.

The measurement of deferred taxes reflects the tax consequences that would follow the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

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Samco Shipholding Pte Ltd and its subsidiaries

A deferred tax asset is recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

In determining the amount of current and deferred tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due.  The Group believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience.  This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Group to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

3.14	New standards and interpretations not adopted

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after 1 January 2013, and have not been applied in preparing these financial statements.  The management does not expect any of those standards to have a significant effect on the financial statements of the Group in future financial periods.

FS18

Samco Shipholding Pte Ltd and its subsidiaries

4	Transition to IFRS reporting

As stated in Note 2, these accompanying consolidated financial statements are the first consolidated financial statements prepared in compliance with IFRS.

The adoption of IFRS was carried out in accordance with IFRS 1, using 1 January 2012 as the transition date. The Group has retrospectively applied all IFRS standards and interpretations that are effective for the year ended 31 December 2013.

Until the adoption of IFRS, the consolidated financial statements of the Group were prepared in accordance with SFRS which has been considered as the previous GAAP as per IFRS 1.  All applicable IFRS have been applied consistently and retrospectively wherever required.

Following are the differences resulting between the carrying amounts of the assets and liabilities in these accompanying consolidated financial statements under IFRS and those that were reported under SFRS as of the transition date:

Consolidated statement of financial position
As at 1 January 2012
	SFRS	Adjustments	IFRS
	US$’000	US$’000	US$’000

Property, plant and equipment	662,178	(58,977)	603,201
All other assets	46,432	–	46,432
Total assets	708,610	(58,977)	649,633

Total liabilities	395,366	–	395,366

Retained earnings	301,782	(58,977)	242,805
Others	11,462	–	11,462
Total equity	313,244	(58,977)	254,267

Following are the differences the amounts reported in the consolidated statement of profit or loss and other comprehensive income/loss in these accompanying consolidated financial statements under IFRS and those that were reported under SFRS for the year ended 31 December 2012:

Consolidated statement of profit or loss and other comprehensive income/loss
Year ended 31 December 2012
	SFRS	Adjustments	IFRS
	US$’000	US$’000	US$’000

Depreciation	(30,864)	1,055	(29,809)
Impairment losses	(84,345)	48,884	(35,461)
Reversal of impairment losses	–	9,038	9,038
Others	28,129	–	28,129
Loss for the year	(87,080)	58,977	(28,103)
Others	(1,791)	–	(1,791)
Total comprehensive income / (loss) for the year	(88,871)	58,977	(29,894)

FS19

Samco Shipholding Pte Ltd and its subsidiaries

The adjustments relate to the impairment of the vessels SAMCO Sundarbans and SAMCO Taiga which were under construction as at 1 January 2012. An impairment loss has been recognised in the SFRS statutory consolidated financial statements in the year 2012 upon taking delivery of these vessels but should have been recognised in 2011.  Consequently, these IFRS consolidated financial statements reflect this impairment as of the 1 January 2012 transition date.  The adjustments had no impact on the amounts reported in the consolidated 2012 statements of cash flows under IFRS and SFRS for net cash flows from operating activities, net cash flows from investing activities and net cash flows from financing activities and the consolidated statements of financial position as at 31 December 2012.

Differences between SFRS and IFRS primarily relate to the timing in which certain IFRS’s become effective for SFRS purposes.  As it pertains to the Company, these timing differences had no impact on the carrying amounts of the assets and liabilities in the accompanying consolidated statements of financial position under IFRS at 1 January 2012, 31 December 2012 and 31 December 2013.  These timing differences also had no impact on the consolidated statements of profit or loss and other comprehensive income (loss) for the years ended  31 December 2012 and 2013.

The Group has not utilised any of the exemptions provided under IFRS 1 on transitioning to IFRS from SFRS either because such exemption was not applicable or because the requirements under SFRS and IFRS were similar thereby not impacting on transition.

FS20

Samco Shipholding Pte Ltd and its subsidiaries

5	Property, plant and equipment

	VLCC SAMCO America	VLCC SAMCO Asia	VLCC SAMCO Scandinavia	VLCC SAMCO Europe	VLCC SAMCO China	VLCC SAMCO Raven	VLCC SAMCO Amazon	VLCC SAMCO Redwood	VLCC SAMCO Sundarbans	VLCC SAMCO Taiga	Vessels under construction	Furniture, fittings, office equipment and computers	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At 1 January 2012	84,034	82,221	82,638	81,874	82,750	76,884	122,889	122,486	–	–	131,783	254	867,813
Additions	–	–	1,661	2,258	2,375	253	–	–	–	–	112,621	4	119,172
Reclassification – delivery of vessels	–	–	–	–	–	–	–	–	122,138	122,266	(244,404)	–	–
Transfer to assets held for sale	(84,034)	–	–	–	–	–	–	–	–	–	–	–	(84,034)
Disposals	–	–	–	–	–	(77,137)	–	–	–	–	–	(2)	(77,139)
At 31 December 2012	–	82,221	84,299	84,132	85,125	–	122,889	122,486	122,138	122,266	–	256	825,812
Additions	–	–	–	–	–	–	–	–	–	78	–	17	95
Disposal	–	(82,221)	(2,166)	(1,958)	(2,439)	–	–	–	–	–	–	–	(88,784)
At 31 December 2013	–	–	82,133	82,174	82,686	–	122,889	122,486	122,138	122,344	–	273	737,123

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Samco Shipholding Pte Ltd and its subsidiaries

5	Property, plant and equipment (cont’d)

	VLCC SAMCO America	VLCC SAMCO Asia	VLCC SAMCO Scandinavia	VLCC SAMCO Europe	VLCC SAMCO China	VLCC SAMCO Raven	VLCC SAMCO Amazon	VLCC SAMCO Redwood	VLCC SAMCO Sundarbans	VLCC SAMCO Taiga	Vessels under construction	Furniture, fittings, office equipment and computers	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Accumulated depreciation
At 1 January 2012	27,854	25,875	14,674	13,378	13,463	50,254	30,189	29,786	–	–	58,977	162	264,612
Depreciation for the year	4,009	3,847	3,001	3,005	3,223	1,389	3,922	3,896	2,424	1,041	–	52	29,809
Impairment loss for year	15,125	18,158	–	–	–	–	2,178	–	–	–	–	–	35,461
Impairment reclassification – delivery of vessels	–	–	–	–	–	–	–	–	29,424	29,553	(58,977)	–	–
Reversal of impairment	–	–	–	–	–	–	–	–	(5,210)	(3,828)	–	–	(9,038)
Transfer to assets held for sale	(46,988)	–	–	–	–	–	–	–	–	–	–	–	(46,988)
Disposals	–	–	–	–	–	(51,643)	–	–	–	–	–	(2)	(51,645)
At 31 December 2012	–	47,880	17,675	16,383	16,686	–	36,289	33,682	26,638	26,766	–	212	222,211
Depreciation for the year	–	–	3,013	2,925	2,966	–	3,831	3,897	4,082	4,026	–	41	24,781
Disposal	–	(47,880)	(2,166)	(1,958)	(2,439)	–	–	–	–	–	–	–	(54,443)
At 31 December 2013	–	–	18,522	17,350	17,213	–	40,120	37,579	30,720	30,792	–	253	192,549

Carrying amounts
At 1 January 2012	56,180	56,346	67,964	68,496	69,287	26,630	92,700	92,700	–	–	72,806	92	603,201
At 31 December 2012	–	34,341	66,624	67,749	68,439	–	86,600	88,804	95,500	95,500	–	44	603,601
At 31 December 2013	–	–	63,611	64,824	65,473	–	82,769	84,907	91,418	91,552	–	20	544,574

FS22

Samco Shipholding Pte Ltd and its subsidiaries

Useful lives, depreciation and residual values of vessels

Vessels’ costs are depreciated on a straight-line basis at rates which are calculated to write down their cost to their estimated residual values at the end of their useful economical life.

The vessels’ useful economic life is determined according to the physical characteristics of the vessel and management’s knowledge of the market for similar vessels. Management estimates the economic useful lives of the Group’s vessels to be 25 years. This is a common life expectancy applied in the shipping industry. Changes in the expected level of use of the assets and market factors could impact the economic useful lives of the vessels, therefore future depreciation charges could be revised.

The residual value is reviewed at each reporting date, with any change in estimate accounted for as a change in estimate prospectively. The residual value of each vessel is estimated based on the light disposable tonnage (ldt) of the vessel at US$ 400 per ton which is managment’s estimate of the scrap steel value at the time of the disposal of the vessels. Any significant changes in the residual value of the Group’s vessels in future periods can affect the depreciation expense.

The vessels undergo periodic drydocking and major repairs. For new vessel deliveries, a portion of the original costs equivalent to the expected cost of their first drydocking is amortised over 2.5 years. The actual drydocking costs are capitalised and depreciated over their useful economic lives to a residual value of nil. The useful economic lives of the works, depending on the nature of the works done, are between 2.5 and 5 years.

Capitalisation of interest costs

For vessels under construction, interest costs amounting to US$1,131,000 have been capitalised in the year ended 2012. No interest was capitalised in the year ended 31 December 2013. The Group borrows funds specially for the purpose of funding the construction of individual vessels.

Impairment assessment of vessels

The carrying values of the Group’s vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by the Group are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. In such instances, the vessel is considered impaired and is written down to its recoverable amount. In evaluating impairment management considers the higher of (i) fair value less cost to sell and (ii) the present value of the future cash flows of a vessel, or “value in use.” The fair value of the Group’s vessels is monitored by obtaining charter-free broker valuations as of specific dates. This assessment has been made at the individual vessel level.

FS23

Samco Shipholding Pte Ltd and its subsidiaries

In developing estimates of future cash flows, management makes significant assumptions about future charter rates, future use of vessels, ship operating expenses, drydocking expenditures, utilization rates, fixed commercial and technical management fees, residual values of vessels, the estimated remaining useful lives of the vessels and the applicable discount rates. These assumptions, in particular for estimating future charter rates, are based on historical trends, current market conditions and future expectations. Estimated outflows for ship operating expenses and drydocking expenditures are based on a combination of historical and budgeted costs and are adjusted for assumed inflation. Utilisation, including estimated off-hire time, is based on historical experience.

The more significant factors that could impact management’s assumptions regarding time charter equivalent rates include (i) unanticipated changes in demand for transportation of crude oil cargoes, (ii) changes in production of or demand for oil, generally or in specific regions, (iii) greater than anticipated levels of tanker newbuilding orders or lower than anticipated levels of tanker scrappings and (iv) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organisations such as International Maritime Organisation and the European Union or by individual countries and vessels’ flag states.

Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. Reasonable changes in the assumptions for the discount rate or future charter rates could lead to a value in use for some of the Group’s vessels that is equal to or less than the carrying amount for such vessels. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether or when they will improve by any significant degree.

When calculating the charter rate to use for a particular vessel class in its impairment testing, management relies on the contractual rates currently in effect for the remaining term of existing charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining useful lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are based on the 5 – 7 years historical average one-year time charter rate.

In 2012, the Group took delivery of SAMCO Sundarbans and SAMCO Taiga and secured time charter leases for these vessels at favourable rates. Arising from a reassessment of the recoverable amounts of these vessels, the Group recognised a reversal in impairment loss amounting to US$9,038,000. The recoverable amounts are determined based on fair value less costs to sell (Level 3 fair values). Key unobservable inputs correspond to available comparable sale transactions and adjustments made for differences in capacity, age, contractual charter rates and other factors.

In addition, the management performed an impairment assessment exercise in view of plans made in 2012 to dispose the vessels SAMCO Asia and SAMCO America. Arising from the impairment assessment exercise, an impairment loss amounting to US$33,283,000 was recognised on the aforementioned vessels. Management also recognised an impairment loss of US$2,178,000 for vessel SAMCO Amazon during 2012 in view of further decline in value of the vessel. The recoverable amount of vessels is determined based on fair value less costs to sell (Level 3 fair values). Key unobservable inputs correspond to available comparable sale transactions and adjustments made for differences in capacity, age, contractual charter rates and other factors.

FS24

Samco Shipholding Pte Ltd and its subsidiaries

Asset held for sale

In November 2012, the Group entered into a memorandum of agreement (MOA) to sell the vessel SAMCO America. On the date of the MOA, an impairment of $15,125,000 was recognised to write the vessel down to its recoverable value based on the disposal price less related costs and the remaining carrying value of the vessel was reclassified as assets held for sale. The sale of the vessel was completed in February 2013 upon delivering the vessel to the purchasers.

6	Investment in Associate
	31 December 2013	31 December 2012	1 January 2012
	US$’000	US$’000	US$’000

Investment in associate	790	743	621
Details of associate are as follows:
Name of associate	Principal activities	Place of incorporation and business	Effective equity interest
			2013	2012
			%	%

Goodwood Shipmanagement Pte. Ltd.	Ship management	Singapore	50	50

The following summarises the share of profit of the associate that are accounted for using the equity method:
	31 December 2013	31 December 2012	1 January 2012
	US$’000	US$’000	US$’000

Group’s share of
- Profit after taxation	303	313	169
- Other comprehensive income for the year, net of tax	–	–	–
- Total comprehensive income	303	313	169

FS25

Samco Shipholding Pte Ltd and its subsidiaries

7	Investment in Joint venture

	31 December 2013	31 December 2012	1 January 2012
	US$’000	US$’000	US$’000

Investment in joint venture	45	1,046	6,101
Details of joint venture are as follows:
Name of joint venture	Principal activities	Place of incorporation and business	Effective equity interest
			2013	2012
			%	%

Samoco LLP	Owner of VLSS’s Osprey and Alrehab	Cayman Islands	50	50

The following table summarises the financial information of the joint venture, based on its financial statements prepared in accordance with IFRS, modified for fair value adjustments on acquisition and differences in the Group’s accounting policies:

	31 December 2013	31 December 2012	1 January 2012
	US$’000	US$’000	US$’000
Assets and liabilities
Non-current assets	–	–	63,646
Current assets	90	4,874	8,290
Total assets	90	4,874	71,936

Non-current liabilities	–	–	49,192
Current liabilities	–	2,782	10,542
Total liabilities	–	2,782	59,734

Net assets	90	2,092	12,202

	31 December 2013	31 December 2012
	US$’000	US$’000
Results
Revenue	–	–
Expenses	–	(1,522)
Loss after taxation	–	(1,522)
Other comprehensive income for the year, net of tax	–	–
Total comprehensive loss	–	(1,522)

FS26

Samco Shipholding Pte Ltd and its subsidiaries

Samoco LLP owned and operated two vessels, Osprey and Alrehab. Both vessels were disposed in 2012 and Samoco LLP remained dormant after the disposal of those vessels, until it was liquidated on 31 December 2013.

8	Trade and other receivables
	31 December 2013	31 December 2012	1 January 2012
	US$’000	US$’000	US$’000

Trade receivables – Charter Hire due	–	100	4,573
Accrued income	3,318	3,378	–
Deposits	47	53	84
Receivables from the Pool	8,000	20,000	–
Other receivables	1,143	1,475	6,827
Loans and receivables	12,508	25,006	11,484
Prepayments	562	463	370
	13,070	25,469	11,854

The Group’s primary exposure to credit risk arises through its trade and other receivables. Credit risk is concentrated in the outstanding trade receivables mainly owing from the Group’s few time charterers of its vessels. The major portion of time charter hire is received in advance on a monthly basis and only profit sharing elements, if any, are receivable in arrears. The Group’s vessels are chartered only to subsidiaries of major listed companies or companies with state affiliations which the Group considers excellent credit risks. The Group’s trade receivables are current and not past due. Consequently, no allowance for doubtful accounts receivable has been recognized at 31 December 2013, 2012 and 1 January 2012.

At 1 January 2012, other receivables comprise mainly insurance claims of US$5,060,000 to be received from an insurer. The insurance claims related to the loss incurred by the Group in 2008 as a result of a collision involving one of its vessels in 2007. This amount was received during 2012. See Note 15.

Receivables from the Pool relates to working capital paid to the Pool when the vessels joined the Pool. This was to fund purchases of bunkers and payments of port costs and is refundable upon leaving the pool. This amount at 31 December 2013 related to the vessels Samco Scandinavia and Samco Europe. (In 2012, the corresponding amount related to Samco America, Samco Asia, Samco Scandinavia, Samco Europe and Samco Sundarbans).

FS27

Samco Shipholding Pte Ltd and its subsidiaries

9	Cash and cash equivalents

	31 December 2013	31 December 2012	1 January 2012
	US$’000	US$’000	US$’000

Cash at bank and in hand	23,109	21,314	21,516
Fixed deposits	30,499	12,484	–
Cash and cash equivalents	53,608	33,798	21,516
Deposits pledged	(4,600)	(5,942)	–
Cash at bank pledged	–	–	(5,666)
Cash and cash equivalents in the cash flow statement	49,008	27,856	15,850

10	Share capital

	Number of shares	Number of shares	Number of shares
	31 December 2013	31 December 2012	1 January 2012
Ordinary shares, with no par value
At 1 January	5,100	3,100	3,100
Issued during the year
-Fully paid shares	–	1,900	–
-Partially paid shares	–	100	–
At 31 December	5,100	5,100	3,100

During the year ended 31 December 2012, the Company issued 1,900 fully paid shares for a total consideration of US$19,500,000.

In addition, the Company issued 100 partially paid shares for consideration of US$500,000 during the year ended 31 December 2012. Shares were fully paid during the year ended 31 December 2013 upon receipt of additional consideration of US$526,316.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All shares rank equally with regard to the Company’s residual assets.

Capital management policy

The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain the future development of the business. The Board of Directors monitors the return on capital, which the Group defines as profit after tax divided by total shareholders’ equity excluding minority interest. The Board also monitors the level of dividends to ordinary shareholders.

The Board seeks to maintain a balance between higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position.

There were no changes in the Group’s approach to capital management during the year.

FS28

Samco Shipholding Pte Ltd and its subsidiaries

The Group is not subject to externally imposed capital requirements.

11	Reserves and Other Capital

	31 December 2013	31 December 2012	1 January 2012
	US$’000	US$’000	US$’000

Hedging reserves	(12,518)	(23,044)	(21,243)
Foreign currency translation reserve	(26)	7	(3)
Other capital	1,608	1,608	1,608
	(10,936)	(21,429)	(19,638)

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions.

The foreign currency translation reserves of the Group comprise foreign exchange differences arising from the translation of the financial statements of an associate whose functional currency is different from the functional currency of the Company and the exchange differences on monetary items which form part of the Group’s net investment in the foreign operations, provided certain conditions are met.

Other capital represents the excess of the carrying value of the net assets received over the consideration paid for the transfer of Saudi Maritime Holding Co. to the Company in 2008, which is considered a common control transaction.

12	Financial liabilities

Loans and borrowings consist of bank loans. Derivative financial liabilities consist of interest rate swaps used for hedging.

	31 December 2013	31 December 2012	1 January 2012
	US$’000	US$’000	US$’000
Non-current
Secured bank loans	305,511	389,822	324,849

Current
Secured bank loans	26,295	34,969	31,190
	331,806	424,791	356,039

FS29

Samco Shipholding Pte Ltd and its subsidiaries

Secured bank loans – Terms and debt repayment schedule

	31 December 2013	31 December 2012	1 January 2012
	US$’000	US$’000	US$’000
Year
- 2012	–	–	31,793
- 2013	–	36,134	31,065
- 2014	27,338	36,134	31,065
- 2015	48,084	56,876	51,806
- 2016	57,065	65,857	60,786
- 2017	20,244	29,036	47,399
- 2018	156,004	178,850	107,513
- 2019	3,908	3,908	–
- 2020	3,908	3,908	–
- 2021	19,537	19,536	–
	336,088	430,239	361,427
Deferred financing costs	(4,282)	(5,448)	(5,388)
	331,806	424,791	356,039

Non-current secured bank loans	308,750	394,105	329,634
Non-current portion of deferred financing costs	(3,239)	(4,283)	(4,785)
Non-current financial liabilities	305,511	389,822	324,849

Current secured bank loans	27,338	36,134	31,793
Current portion of deferred financing costs	(1,043)	(1,165)	(603)
Current financial liabilities	26,295	34,969	31,190

At 31 December 2013, secured bank loans comprise the followings:

Loan balances of US$76,300,000 as at 31 December 2013 (31 December 2012: US$82,845,000 and 1 January 2012: US$34,683,000) bearing effective floating interest rates, ranging from 1.35% to 3.55% as at 31 December 2013 (31 December 2012: 1.41% to 3.73%, 1 January 2012: 1.72%).

Loans amounting to US$259,788,000 (31 December 2012: US$347,394,000, 1 January 2012: US$326,744,000 with floating interest rates swapped for fixed interest rates, ranging from 4.06% to 5.70% (31 December 2012: 4.90% to 5.78% , 1 January 2012: 4.06% to 5.54%).

The loan interest rates are based on LIBOR plus a fixed margin. The LIBOR is repriced at intervals ranging from three to six months.

The bank loans are subject to certain financial covenants that must be maintained by the Group and other restrictions. The Group has fully complied with all of those covenants and restrictions during the years ended 31 December 2013 and 2012.

FS30

Samco Shipholding Pte Ltd and its subsidiaries

The secured bank loans are generally secured by:

-	mortgages on vessels with carrying amounts amounting to US$544,554,000 as at 31 December 2013 (2012: US$640,603,000 and 2011: US$603,109,000) and 1 January 2011: US$543,752,000

-	assignment of the earnings and insurances of the mortgaged vessels.

Deferred financing costs

	31 December 2013	31 December 2012	1 January 2012
	US$’000	US$’000	US$’000
Cost
At 1 January	7,262	5,652	–
Cost incurred during the year	–	1,610	5,652
At 31 December	7,262	7,262	5,652

Amortisation
At 1 January	1,814	264	–
Amortised during the year	1,166	1,550	264
At 31 December	2,980	1,814	264

Net deferred financing costs	4,282	5,448	5,388

At 1 January	5,448	5,388	–
At 31 December	4,282	5,448	5,388

To be amortised within 1 year	1,043	1,165	603
To be amortised after more than 1 year	3,239	4,283	4,785
	4,282	5,448	5,388

FS31

The following are the expected contractual undiscounted cash outflows of financial liabilities, including interest payments and excluding the impact of netting agreements for the Group:

		Cash flows
	Carrying amount	Contractual cash flows	Within 1 year	Within 2 to 5 years	More than 5 years
	US$’000	US$’000	US$’000	US$’000	US$’000
31 December 2013
Non-derivative financial liabilities
Variable interest rate loans	331,806	(378,009)	(32,562)	(318,853)	(26,594)
Trade and other payables*	7,555	(7,555)	(7,555)	–	–
	339,361	(385,564)	(40,117)	(318,853)	(26,594)

Derivative financial liabilities
Interest rate swaps used for hedging	14,302	(21,061)	(9,978)	(11,083)	–

31 December 2012
Non-derivative financial liabilities
Variable interest rate loans	424,791	(519,533)	(56,325)	(265,386)	(197,822)
Trade and other payables*	11,001	(11,001)	(11,001)	–	–
	435,792	(530,534)	(67,326)	(265,386)	(197,822)

Derivative financial liabilities
Interest rate swaps used for hedging	23,044	(23,888)	(8,196)	(15,692)	–

1 January 2012
Non-derivative financial liabilities
Variable interest rate loans	298,270	(351,470)	(34,554)	(207,110)	(109,806)
Fixed interest rate loans	57,769	(67,328)	(10,414)	(27,081)	(29,833)
Trade and other payables*	15,045	(15,045)	(15,045)	–	–
	371,084	(433,843)	(60,013)	(234,191)	(139,639)

Derivative financial liabilities
Interest rate swaps used for hedging	21,243	(21,574)	(6,334)	(15,041)	(199)

* Excludes hire income received in advance

FS32

13	Trade and other payables

	31 December 2013	31 December 2012	1 January 2012
	US$’000	US$’000	US$’000

Trade payables	431	721	2,642
Hire income received in advance	2,670	1,491	3,039
Unpaid drydocking and upgrading costs	–	–	3,447
Other payables and accruals	7,109	10,275	8,956
Taxation payable	15	5	–
	10,225	12,492	18,084

14	Revenue

The table belows details the Group’s shipping revenue:

	2013	2012
	US$’000	US$’000

Time charter	62,601	56,286
Voyage charter	–	14,850
Pool arrangement	15,800	24,480
	78,401	95,616

15	Insurance claim income

One of the Group’s vessels was involved in a collision with another vessel in 2007. In 2008, the Group recognised an insurance claim receivable of US$5,060,000 based on actual costs incurred which would be covered by the insurer as stipulated in the insurance agreement (see note 8). In 2012, the Group received a payment amounting US$7,100,000 from the insurer as an interim payment and consequently a further amount of US$2,040,000 was recognised as income in 2012.

In June 2014 the Group received a further amount of US$3,611,000 as final settlement of the insurance claim. None of this amount was recognised as a receivable or income, at 31 December 2013 as the final settlement amount was not virtually certain at that date.

FS33

16	Finance income and expense

	2013	2012
	US$’000	US$’000

Interest income on cash and cash equivalents	206	90

Interest expense on bank overdrafts and loans	(17,685)	(17,936)
Other, net	(1,167)	(1,632)
Loss on derivative financial instruments	(1,784)	–
	(20,636)	(19,568)

Net finance income and expenses recognised in consolidated profit or loss	(20,430)	(19,478)

Subsidiary companies, Samco Alpha and Samco Beta disposed their vessels, SAMCO America and SAMCO Asia, in 2013. Upon disposal of the vessels, borrowings of Samco Alpha and Samco Beta were settled and the corresponding interest rate swaps were terminated. Instead of terminating the interest rate swaps by cash payment, the existing fair value liability of the interest rate swaps of Samco Alpha and Samco Beta were allocated to the interest rate swaps of the subsidiaries Samco Theta, Samco Eta and Samco Iota. The remaining maturities of the interest rate swaps of Samco Theta, Samco Eta and Samco Iota were extended from 4 to 5 years to match the maturities of the underlying loans. Loss on derivative financial instruments in 2013 consists of the ineffective portion of the restructured interest rate swaps.

17	Income tax expense

	2013	2012
	US$’000	US$’000

Current tax expense
Current year	15	6

Reconcilation of expected to actual income tax (benefit) expense

Profit/(Loss) before tax	2,236	(28,097)

Tax (benefit) calculated using Singapore tax rate of 17%	380	(4,776)
Non-deductible expenses	(365)	4,782
	15	6

Subsidiary companies of the Company own and operate the vessels. These subsidiary companies are exempted from income tax in the jurisdictions which they operate. Further, the Company’s income is exempted from tax under Section 13F of Singapore Income Tax Act, Chapter 134.

FS34

18	Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Key management personnel compensation

Key management personnel of the Group are those persons having the authority and responsibility for planning, directing and controlling the activities of the Group. The Group considers the directors of the Company to be the key management personnel.

Key management personnel compensation comprises:

	2013	2012
	US$’000	US$’000

Short-term employee benefits	780	746

Other related party transactions

The associate company provides ship management services to the some of the Group’s vessels. The fees are computed based on fixed daily rates which are similar to the rates charged by the associate company to the third parties. The associate issues invoices to the Group on monthly basis and the payment terms are 30 days from the invoice date.

	2013	2012
	US$’000	US$’000

Associate
Ship management fees paid or payable	789	952

FS35

19	Financial risk management

Overview

The Group has a system of controls in place to create an acceptable balance between the cost of risks occurring and the cost of managing the risks. The management continually monitors the Group’s risk management process to ensure that an appropriate balance between risk and control is achieved. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

Credit risk

Credit risk is the potential financial loss resulting from the failure of a customer or counterparty to settle its financial and contractual obligations to the Group, as and when they fall due. Management performs ongoing credit evaluation of the Group’s customers’ financial condition.

Cash and fixed deposits are placed with banks and financial institutions which are regulated. Investments and transactions involving derivative financial instruments are allowed only with counterparties who have sound credit ratings.

Liquidity risk

Managment monitors the Group’s liquidity risk and maintains a level of cash and cash equivalents deemed adequate by management to finance the Group’s operations and to mitigate the effects of fluctuations in cash flows.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, which will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

(i)    Interest rate risk

The Group’s exposure to changes in interest rates relates primarily to interest-earning financial assets and interest-bearing financial liabilities. Interest rate risk is managed by the Group on an on-going basis with the primary objective of limiting the extent to which net interest expense could be affected by an adverse movement in interest rates.

Hedging

Interest rate swaps, which are denominated in US dollars, have been entered into to achieve an appropriate mix of fixed and variable rate exposures within the Group’s policy. The swaps mature over the next 6 years at the maturity of the related loans.

The net fair value of interest rate swaps classified as cash flow hedges at 31 December 2013 is a loss of US$14,302,000 (2012: loss of US$23,044,000) and 1 January 2012 is loss of US$21,243,000 and is recognised as derivative liabilities on the balance sheet.

FS36

Sensitivity analysis

For the interest rate swaps accounted for as cash flow hedges and the other variable rate financial assets and liabilities, a change of 100 basis points (bp) in interest rates would increase/(decrease) assets, profit or loss or equity by amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	Asset		Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
31 December 2013
Variable rate financial assets	–	–	536	(536)	–	–
Interest rate swap	–	–	1,060	(1,060)	6,226	(6,226)
Variable rate financial liabilities	–	–	(763)	763	–	–
	–	–	(833)	(833)	6,226	(6,226)

31 December 2012
Variable rate financial assets	–	–	338	(338)	–	–
Interest rate swap	–	–	–	–	10,853	(10,853)
Variable rate financial liabilities	–	–	(508)	508	–	–
	–	–	(170)	170	10,853	(10,853)

1 January 2012
Variable rate financial assets	–	–	216	(216)	–	–
Interest rate swap	–	–	–	–	13,725	(13,725)
Variable rate financial liabilities	169	(169)	–	–	–	–
	169	(169)	216	(216)	13,725	(13,725)

(ii)   Foreign currency risk

The Group incurs foreign currency risk on expenses that are denominated in currencies other than US dollars. At balance sheet date, the Company does not have any significant exposure to foreign exchange risk.

Estimation of fair values

The following summarises the significant methods and assumptions used in estimating the fair values of financial instruments of the Group.

Non-derivative financial liabilities

The fair values of the variable interest rate loans approximate their carrying amounts since they are repriced within three to six months interval. The fair values of the fixed interest rate loans as at 1 January 2012 were US$59,189,000 (31 December 2012 and 31 December 2013: Nil).

FS37

Other financial assets and liabilities

The carrying amounts of financial assets and liabilities with a maturity of less than one year (including trade and other receivables, cash and cash equivalents, and trade and other payables) are assumed to approximate their fair values because of the short period to maturity.

20	Commitments

The Company leases office premise and office equipments under operating leases. The office lease runs until 30 November 2014. Operating lease expense was $92,000 and $93,000 for the years ended 31 December 2013 and 2012, respectively.

The Group and Company has shipholding commitments for future lease payments under non-cancellable operating leases as follows:

	31 December 2013	31 December 2012	1 January 2012
	US$’000	US$’000	US$’000

Within 1 year	81	95	90
After 1 year but within 5 years	–	84	169
	81	179	259

The future minimum lease payments to be received under non-cancellable operating leases are as follows:

	31 December 2013	31 December 2012	1 January 2012
	US$’000	US$’000	US$’000

Within 1 year	64,112	62,700	38,673
After 1 year but within 5 years	90,120	137,311	52,296
After 5 years	37,424	52,406	59,870
	191,656	252,417	150,839

The Group has entered into charter agreements with third party charterers for varying periods to charter the vessels at prevailing market rates.

The following commitments for purchase of vessels, authorised and contracted for, but not provided for in the financial statements:

	31 December 2013	31 December 2012	1 January 2012
	US$’000	US$’000	US$’000

Within 1 year	–	–	105,000
After 1 year but within 5 years	–	–	–
	–	–	105,000

FS38

21	Subsidiaries

Subsidiaries	Tankers	Built	SDW (MT)	Beneficial ownership	Employment

Samco Alpha	Samco America*	2003	305,000	100%	Time / Voyage / Pool charters

Samco Beta	Samco Asia*	2003	305,000	100%	Time / Voyage / Pool charters

Samco Gamma	Samco Scandinavia	2006	317,000	100%	Time / Voyage / Pool charters

Samco Delta	Samco Europe	2007	317,000	100%	Time / Voyage / Pool charters

Samco Epsilon	Samco China	2007	317,000	100%	Time / Voyage / Pool charters

Samco Eta	Samco Amazon	2011	314,250	100%	Time / Voyage / Pool charters

Samco Kappa	Samco Redwood	2011	314,250	100%	Time / Voyage / Pool charters

Samco Theta	Samco Sundarbans	2012	314,250	100%	Pool charters

Samco Iota	Samco Taiga	2012	314,250	100%	Pool charters

Samco Zeta	Samco Raven**	1996	280,000	100%	Time charters
* Vessels were disposed in 2013
** Vessel was disposed in 2012

22	Subsequent Event

Pending business combination of the Company

On 28 May 2014, the shareholders of the Company agreed to sell the entire issued and allotted share capital of the Company to DHT Holdings, Inc. (“DHT”), a company incorporated in the Marshall Islands that is listed on the New York Stock Exchange and operates a fleet of crude oil tankers, (the “Business Combination”) for a cash consideration of approximately US$317,000,000. The exact consideration will depend on the valuation of net assets of the Company on the date of the consummation of the Business Combination, with the provision that the value of the vessels shall be $580,000,000.  Consummation of the Business Combination is subject to certain conditions, including fund raising by DHT, regulatory approvals and third party consents. The accompanying consolidated financial statements of the Company do not include any adjustments that might result from consummation of the Business Combination.

FS39

Samco Shipholding Pte Ltd and its subsidiaries

Unaudited Interim Condensed Consolidated
Financial Statements
Six-month period ended 30 June 2014

Samco Shipholding Pte Ltd and its subsidiaries
Unaudited Interim Condensed Consolidated Financial Statements
Six-month period ended 30 June 2014

Consolidated statement of financial position
As at 30 June 2014 and 31 December 2013

	Note	30 June 2014 USD’000	31 December 2013 USD’000
Non-current assets
Property, plant and equipment	3	533,787	544,574
Associate		963	790
Joint ventures		‒	45
		534,750	545,409
Current assets
Inventory		2,190	1,859
Trade and other receivables		14,613	13,070
Cash and cash equivalents		58,748	53,608
		75,551	68,537
Total assets		610,301	613,946

Equity
Share capital		51,626	51,626
Retained earnings		227,106	216,923
Reserves and other capital	4	(7,959)	(10,936)
Total equity		270,773	257,613

Non-current liabilities
Loans and borrowings	5	269,989	305,511
Derivative financial liabilities		8,082	9,815
		278,071	315,326
Current liabilities
Trade and other payables		8,547	10,225
Loans and borrowings	5	48,677	26,295
Derivative financial liabilities		4,233	4,487
		61,457	41,007
Total liabilities		339,528	356,333

Total equity and liabilities		610,301	613,946

The accompanying notes form an integral part of these financial statements.

FS1

Samco Shipholding Pte Ltd and its subsidiaries
Unaudited Interim Condensed Consolidated Financial Statements
Six-month period ended 30 June 2014

Consolidated statement of comprehensive income
Six-month period ended 30 June 2014 and 2013

	Note	June 2014 USD’000	June 2013 USD’000
Revenue	6	41,996	37,316
Insurance claim	7	3,611	–
Vessel operating expenses		(12,869)	(14,543)
Staff costs		(1,379)	(1,265)
Depreciation		(11,884)	(12,387)
Gain on disposal of property, plant and equipment		–	63
Other operating expenses		(225)	(239)
Results from operating activities		19,250	8,945

Finance income		95	64
Finance expense		(9,315)	(12,090)
Net finance expenses	8	(9,220)	(12,026)

Profit / (Loss) before tax, share of associate and joint venture
		10,030	(3,081)
Share of profit of associate, net of tax		160	167
Share of profit of joint venture, net of tax		‒	10
Profit / (Loss) before income tax		10,190	(2,904)
Tax expense		(7)	‒
Profit / (Loss) for the year		10,183	(2,904)

Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss

Effective portion of changes in fair value of cash flow hedges		2,964	8,642
Exchange gain / (loss) on translation of foreign currency denominated associate		13	(8)
Other comprehensive income for the period, net of tax		2,977	8,634
Total comprehensive income for the period		13,160	5,730

The accompanying notes form an integral part of these financial statements.

FS2

Samco Shipholding Pte Ltd and its subsidiaries
Unaudited Interim Condensed Consolidated Financial Statements
Six-month period ended 30 June 2014

Consolidated Statement of Changes in Equity
Six-month period ended 30 June 2014 and 2013

	Share capital USD’000	Other capital USD’000	Hedging reserve USD’000	Foreign currency translation reserve USD’000	Retained earnings USD’000	Total USD’000

At 1 January 2013	51,000	1,608	(23,044)	7	214,702	244,373

Total comprehensive income/(loss)						‒
Loss for the period	‒	‒	‒	‒	(2,904)	(2,904)
Other comprehensive income/(loss)			8,642	(8)	‒	8,634
Total comprehensive income for the period	‒	‒	8,642	(8)	(2,904)	5,730
Transactions with owners, recognized directly in equity contributions by and distributions to owners
Issuance of shares	526	‒	‒	‒	‒	526
Total transaction with owners	526	‒	‒	‒	‒	526
At 30 June 2013	51,626	1,608	(14,402)	(1)	211, 798	250,629

At 1 January 2014	51,626	1,608	(12,518)	(26)	216,923	257,613

Total comprehensive income						‒
Profit for the period	‒	‒	‒	‒	10,183	10,183
Other comprehensive income	‒	‒	2,964	13	‒	2,977
Total comprehensive income for the period	‒	‒	2,964	13	10,183	13,160
At 30 June 2014	51,626	1,608	(9,554)	(13)	227,106	270,773

The accompanying notes form an integral part of these financial statements.

FS3

Samco Shipholding Pte Ltd and its subsidiaries
Unaudited Interim Condensed Consolidated Financial Statements
Six-month period ended 30 June 2014

Consolidated Statement of Cash Flows
Six-month period ended 30 June 2014 and 2013

	Note	June 2014 USD’000	June 2013 USD’000
Cash flows from operating activities
Profit / (Loss) for the period		10,183	(2,904)
Adjustments for:
Depreciation of property, plant and equipment		11,884	12,387
(Gain) on disposal of property, plant and equipment		–	(63)
Share of profit of associate		(160)	(167)
Share of profit of joint venture		–	(10)
Net finance expenses		9,220	12,026
Tax expense		7	–
		31,134	21,269
Changes in working capital:
Inventories		(331)	829
Trade and other receivables		(1,543)	8,743
Trade and other payables		(1,669)	(2,533)
Cash generated from operations		27,591	28,308
Tax paid		(15)	–
Net cash from operating activities		27,576	28,308

Cash flows from investing activities
Interest received		95	64
Purchase of property, plant and equipment		(1,097)	–
Proceeds of disposals of vessels		‒	71,450
Distributions by joint venture		45	1,000
Deposits pledged		(1,343)	1,285
Net cash from investing activities		(2,300)	73,799

Cash flows from financing activities
Interest paid		(7,809)	(9,411)
Repayment of borrowings		(13,670)	(80,481)
Proceeds from issue of share capital		‒	526
Net cash used in financing activities		(21,479)	(89,366)

Net increase in cash and cash equivalents		3,797	12,741
Cash and cash equivalents at 1 January		49,008	27,856
Cash and cash equivalents at 30 June		52,805	40,597

The balance of cash and cash equivalents in the cash flow statement excludes deposits pledged amounting to $5,943,000 (2013: $4,657,000).

The accompanying notes form an integral part of these financial statements.

FS4

Samco Shipholding Pte Ltd and its subsidiaries
Unaudited Interim Condensed Consolidated Financial Statements
Six-month period ended 30 June 2014

Notes to the Condensed Consolidated Interim Financial Statements

These notes form an integral part of the interim financial statements.

The interim financial statements were authorised for issue by the Board of Directors on 9 September 2014.

1	Domicile and activities

Samco Shipholding Pte Ltd is incorporated in the Republic of Singapore and has its registered office at 80 Raffles Quay Place, #32-01 UOB Plaza 1, Singapore 048624.

The principle activities of the company are those of investment holding whilst those of the subsidiaries are ship owning, operating and chartering. The condensed consolidated interim financial statements relates to the Company and its subsidiaries and the group’s interests in its joint venture and associate (the “Group”).

2	Summary of significant accounting policies

The condensed consolidated interim financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).

The condensed consolidated interim financial statements do not include all of the information required for a complete set of annual financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements as at and for the year ended 31 December 2013.

The condensed consolidated interim financial statements are prepared on the historical cost basis except for derivative financial instruments that have been measured at fair value.

The condensed consolidated interim financial statements are presented in United States (“US”) Dollars, which is the Company’s functional currency. All condensed consolidated interim financial statements presented in US dollars have been rounded to the nearest thousand, unless otherwise stated.

The preparation of condensed consolidated interim financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

FS5

Samco Shipholding Pte Ltd and its subsidiaries
Unaudited Interim Condensed Consolidated Financial Statements
Six-month period ended 30 June 2014

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment are included in the following notes:

■  Note 3 – impairment assessment, depreciation, useful lives and residual values of vessels

The accounting policies applied by the Group in this condensed consolidated interim financial statements are the same as those applied by the Group in its financial statements as at and for the year ended 31 December 2013.

FS6

Samco Shipholding Pte Ltd and its subsidiaries
Unaudited Interim Condensed Consolidated Financial Statements
Six-month period ended 30 June 2014

3	Property, plant and equipment

	VLCC SAMCO Scandinavia	VLCC SAMCO Europe	VLCC SAMCO China	VLCC SAMCO Amazon	VLCC SAMCO Redwood	VLCC SAMCO Sundarbans	VLCC SAMCO Taiga	Furniture, fittings, office equipment and computers	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Cost
At 1 January 2014	82,133	82,174	82,686	122,889	122,486	122,138	122,344	273	737,123
Additions	345	50	‒	649	51	‒	‒	2	1,097
Disposals	‒	‒	‒	(2,500)	(2,500)	‒	‒	(2)	(5,002)
At 30 June 2014	82,478	82,224	82,686	121,038	120,037	122,138	122,344	273	733,218

Accumulated depreciation
At 1 January 2014	18,522	17,350	17,213	40,120	37,579	30,720	30,792	253	192,549
Depreciation	1,527	1,463	1,482	1,593	1,762	2,041	2,013	3	11,884
Disposals	‒	‒	‒	(2,500)	(2,500)	‒	‒	(2)	(5,002)
At 30 June 2014	20,049	18,813	18,695	39,213	36,841	32,761	32,805	254	199,431

Carrying amount
At 1 January 2014	63,611	64,824	65,473	82,769	84,907	91,418	91,552	20	544,574
At 30 June 2014	62,429	63,411	63,991	81,825	83,196	89,377	89,539	19	533,787

FS7

Samco Shipholding Pte Ltd and its subsidiaries
Unaudited Interim Condensed Consolidated Financial Statements
Six-month period ended 30 June 2014

Useful lives, depreciation and residual values of vessels

Depreciation is based on a straight-line basis at rates which are calculated to write-down their cost to their estimated residual values at the end of their useful economical life.

The vessels’ useful economic life is determined according to the physical characteristics of the vessel and the Group’s knowledge of the market for similar vessels. Management estimates the economic useful lives of the Group’s vessels to be 25 years. This is a common life expectancy applied in the shipping industry. Changes in the expected level of use of the assets and market factors could impact the economic useful lives of the vessels, therefore future depreciation charges could be revised.

The residual value is reviewed at each reporting date, with any change in estimate accounted for as a change in estimate prospectively. The residual value of each vessel is estimated based on the light disposable tonnage (ldt) of the vessel at US$400 per ton which is the Group’s estimate of the scrap steel value at the time of the disposal of the vessels. Any significant changes in the residual value of the Group’s vessels in future periods can affect the depreciation expense.

The vessels undergo periodic drydocking and major repairs. For new vessel deliveries, a portion of the original costs equivalent to the expected cost of their first drydocking is amortised over 2.5 years. The actual drydocking costs are capitalised and depreciated over their useful economic lives to a residual value of nil. The useful economic lives of the works, depending on the nature of the works done, are between 2.5 and 5 years.

Impairment assessment of vessels

The carrying values of the Group’s vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by the Group are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. In such instances, the vessel is considered impaired and is written down to its recoverable amount. In evaluating impairment under IFRS, the Group considers the higher of (i) fair value less cost to sell and (ii) the present value of the future cash flows of a vessel, or “value in use.” The fair value of the Group’s vessels is monitored by obtaining charter-free broker valuations as of specific dates. This assessment has been made at the individual vessel level.

FS8

Samco Shipholding Pte Ltd and its subsidiaries
Unaudited Interim Condensed Consolidated Financial Statements
Six-month period ended 30 June 2014

4	Reserves and Other Capital

	At 30 June 2014	At 31 December 2013
	USD’000	USD’000

Hedging reserves	(9,554)	(12,518)
Foreign currency translation reserve	(13)	(26)
Other capital	1,608	1,608
	(7,959)	(10,936)

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions.

The foreign currency translation reserves of the Group comprise foreign exchange differences arising from the translation of the financial statements of an associate whose functional currency is different from the functional currency of the Company and the exchange differences on monetary items which form part of the Group’s net investment in the foreign operations,  provided certain conditions are met.

Other capital represents the excess of the carrying value of the net assets received over the consideration paid for the transfer of Saudi Maritime Holding Co. to the Company in 2008, which is considered a common control transaction.

5	Financial liabilities

Loans and borrowings consist of bank loans. Derivative financial liabilities consist of interest rate swaps used for hedging.

	At 30 June 2014	At 31 December 2013
	USD’000	USD’000

Non-current
Secured bank loans	269,989	305,511

Current
Secured bank loans	48,677	26,295

	318,666	331,806

FS9

Samco Shipholding Pte Ltd and its subsidiaries
Unaudited Interim Condensed Consolidated Financial Statements
Six-month period ended 30 June 2014

Secured bank loans - Terms and debt repayment schedule

			30 June 2014 USD’000	31 December 2013 USD’000

Year	-	2014	13,668	27,338
	-	2015	48,084	48,084
	-	2016	57,065	57,065
	-	2017	20,244	20,244
	-	2018	156,004	156,004
	-	2019	3,908	3,908
	-	2020	3,908	3,908
	-	2021	19,537	19,537
			322,418	336,088
Deferred financing costs			(3,752)	(4,282)
			318,666	331,806

	30 June 2014 USD’000	31 December 2013 USD’000

Non-current secured bank loans	272,738	308,750
Non-Current portion of deferred financial Costs	(2,749)	(3,239)
Non-current financial liabilities	269,989	305,511

Current secured bank loans	49,680	27,338
Current portion of deferred financing costs	(1,003)	(1,043)
Current financial liabilities	48,677	26,295

At 30 June 2014, secured bank loans comprise the followings:

Loan balances of US$87,608,000 (2013: US$76,300,000) bearing effective floating interest rate ranging from 1.33% to 3.55% (2013: 1.35% to 3.55%).

Loans amounting to US$234,810,000 (2013: US$259,788,000) with floating interest rates swapped for fixed interest rates, ranging from 5.06% to 5.70% (2013: 4.06% to 5.70%).

The loan interest rates are based on LIBOR plus a fixed margin. The LIBOR is repriced at intervals ranging from three to six months.

The secured bank loans are generally secured by:

-	mortgages on vessels with carrying amounts amounting to US$533,768,000 (2013: US$544,554,000)

-	assignment of the earnings and insurances of the mortgaged vessels.

FS10

Samco Shipholding Pte Ltd and its subsidiaries
Unaudited Interim Condensed Consolidated Financial Statements
Six-month period ended 30 June 2014

Deferred financing costs

	30 June 2014 USD’000	31 December 2013 USD’000
Cost
At 1 January	7,262	7,262
Cost incurred	‒	‒
At 30 June / 31 December	7,262	7,262

Amortisation
At 1 January	2,980	1,814
Amortised during the period / year	530	1,166
At 30 June / 31 December	3,510	2,980

Net deferred financing costs	3,752	4,282

At 1 January	4,282	5,448
At 30 June / 31 December	3,752	4,282

	30 June 2014 USD’000	31 December 2013 USD’000

To be amortised within 1 year	1,003	1,043
To be amortised after more than 1 year	2,749	3,239
	3,752	4,282

6	Revenue

	1 January - 30 June 2014 USD’000	1 January - 30 June 2013 USD’000

Time charter	32,061	30,059
Pool arrangement	9,935	7,257
	41,996	37,316

FS11

Samco Shipholding Pte Ltd and its subsidiaries
Unaudited Interim Condensed Consolidated Financial Statements
Six-month period ended 30 June 2014

7	Insurance claim

In 2014, the Group received the final tranche of an insurance claim related to a collision involving one of the Group’s vessels in 2007. The Group had received a payment amounting to US$ 7,100,000 in 2012. The amount of the final settlement was finalised and paid by the insurer in 2014

8	Finance income and expense

	–Six Months ended 30 June 2014 USD’000	–Six Months ended 30 June 2013 USD’000

Interest income on cash and cash equivalents	95	64

Interest expense on bank overdrafts and loans	(7,789)	(9,411)
Other, net	(1,526)	(610)
Loss on derivative financial instruments	‒	(2,069)
	(9,315)	(12,090)

Net finance income and expenses recognised in consolidated profit or loss	(9,220)	(12,026)

9	Contingent business combination

On 28 May 2014, the shareholders of the Company agreed to sell the entire issued and allotted share capital of the Company to DHT Holdings, Inc. (“DHT”), a company incorporated in Marshall Islands that is listed on the New York Stock Exchange and operates a fleet of crude oil tankers, (the “Business Combination”) for a cash consideration of approximately US$317,000,000.  The exact consideration will depend on the valuation of net assets of the Company on the date of the consummation of the Business Combination, with the provision that the value of the vessels shall be US$ 580,000,000.  Consummation of the Business Combination is subject to certain conditions, including fund raising by DHT, regulatory approvals and third party consents. The accompanying unaudited condensed consolidated financial statements of the Company do not include any adjustments that might result from consummation of the Business Combination.

FS12